                       Securities and Exchange Commission

                                Washington, D.C.

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                       UNDER THE TRUST INDENTURE ACT 1939

                             Anker Coal Group, Inc.
       ------------------------------------------------------------------
                               (Name of Applicant)

             2708 Cranberry Square, Morgantown, West Virginia 26508
             ------------------------------------------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                    TITLE OF CLASS                                AMOUNT
14.25% Second Priority Senior Secured Notes due 2007
(PIK through April 1, 2000)                                     $13,129,000

 Approximate date of proposed public offering: As promptly as possible after the effective date of this application for qualification

                     Name and address of agent for service:
                              B. Judd Hartman, Esq.
                         Vice President of Legal Affairs
                             Anker Coal Group, Inc.
                              2708 Cranberry Square
                         Morgantown, West Virginia 26058

                                 With a copy to:
                             Meredith B. Cross, Esq.
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                              Washington, DC 20037

The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(i) of the Act, may determine upon the written request of the Company.

                                     GENERAL

1.            General Information.

              (a)    Form of organization: a corporation.

              (b) State or other sovereign power under the laws of which organized: Delaware.

2.            Securities Act exemption applicable.

              Anker Coal Group, Inc., a Delaware corporation ("Anker"), is relying upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), in connection with its exchange offer (the "Exchange Offer") as described herein. The Exchange Offer is being made by Anker pursuant to an Offering Circular, subject to completion, dated December __, 1999, and the related letter of transmittal and notice of guaranteed delivery of even date therewith, and consists of an offer to exchange $12,255,785 of Anker's 14.25% Series B Second Priority Senior Secured Notes due 2007 (PIK through April 1, 2000) (the "New Notes") for the remaining outstanding $16,495,000 of 9 3/4% Series B Senior Notes due 2007 (the "Old Notes").

              On October 28, 1999, Anker consummated a private exchange of New Notes for Old Notes with a limited number of qualified holders of Old Notes who were identified in advance. In the private exchange transaction, Anker issued $86,804,00 principal amount of New Notes and warrants to purchase 2,031 shares of its common stock in exchange for $108,505,000 principal amount of Old Notes. At the same time, Anker consummated a private placement of $13,199,000 principal amount of New Notes and warrants to purchase 1,016 shares of its common stock to one qualified institutional buyer and a private exchange of $6,000,000 of New Notes in exchange for cancellation of the shares of Anker common stock owned by a stockholder and the relinquishment of the stockholder's right to require Anker to buy the shares over time for approximately $10,500,000, including accrued interest. There have not been any sales of securities of the same class as the New Notes by or through an underwriter at or about the same time as the Exchange Offer.

              Anker has retained The Bank of New York as the "Exchange Agent" in connection with the Exchange Offer. The Exchange Agent will provide to holders of Old Notes only information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Notes and New Notes. The Exchange Agent will not solicit exchanges in connection with the Exchange Offer and will not make recommendations as to the acceptance or rejection of the Exchange Offer. The Exchange Agent will be paid reasonable fees by Anker for its services.

              There are no cash payments made to or to be made by any holder of the outstanding Old Notes in connection with the Exchange Offer.


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


                                  AFFILIATIONS

3.            Affiliates.

              Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other basis of control.

              The following is a list of direct and indirect subsidiaries of Anker. Indirect subsidiaries are indented and listed under their direct parent corporations. All direct and indirect subsidiaries are 100% owned unless otherwise indicated.

              Anker Group, Inc.
                     Anker Energy Corporation
                     Anker Power Services, Inc.
                     Anker West Virginia Mining Company, Inc.
                            The Sycamore Group, LLC -- 50% owned
                            Summit Energy Group, LLC -- 49% owned
                     Anker Virginia Mining Company, Inc.
                     Bronco Mining Company, Inc.
                     Hawthorne Coal Company, Inc.
                     Heather Glen Resources, Inc.
                            Upshur Property, Inc.
                     Juliana Mining Company, Inc.
                     Marine Coal Sales Company
                     Melrose Coal Company, Inc.
                     Patriot Mining Company, Inc.
                     Vantrans, Inc.
                            King Knob Coal Co., Inc.
                     Vindex Energy Corporation
                            New Allegheny Land Holding Company, Inc.
              Simba Group, Inc.

                             MANAGEMENT AND CONTROL

4.     Directors and Executive Officers.

              List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

              The names of the directors and executive officers of Anker are set forth below. The mailing address of each of the directors and executive officers is 2708 Cranberry Square, Morgantown, West Virginia 26058. The title of each of the executive officers set forth below refers to such executive officer's position with Anker, unless otherwise specified below.


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


              Name                       Title
              ----                       -----
              William D. Kilgore, Jr.    Chief Executive Officer and Chairman of the Board
              P. Bruce Sparks            President and Director
              John A. H. Shober          Director
              Thomas R. Denison          Director
              Willem H. Hartog           Director
              Michael M. Matesic         Treasurer and Chief Financial Officer
              Richard B. Bolen           Senior Vice President - Sales, Anker Energy Corporation
              Gerald Peacock             Vice President, Anker Energy Corporation
              B. Judd Hartman            Secretary
              James A. Walls             Assistant Secretary

5.     Principal Owners of Voting Securities.

              Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant as of December 15, 1999.

--------------------------------------------------------------------------------------------------
Name and Complete                           Title of Class       Amount      Percentage of Voting
Mailing Address                                 Owned            Owned         Securities Owned
--------------------------------------------------------------------------------------------------
First Reserve Corporation
475 Steamboat Road
Greenwich, Connecticut 06830 (1)             Common Stock        5,407               76.07%
--------------------------------------------------------------------------------------------------
Rothschild Recovery Fund L.P.
1251 Avenue of the Americas
New York, New York 10020                     Common Stock       1,782(2)            20.04(2)
--------------------------------------------------------------------------------------------------
PPK Group Limited Liability Company(3)
2708 Cranberry Square
Morgantown, West Virginia 26058              Common Stock         859                12.08
--------------------------------------------------------------------------------------------------
Bruce Sparks(4)
2708 Cranberry Square
Morgantown, West Virginia 26058              Common Stock         859                12.08
--------------------------------------------------------------------------------------------------

----------------------------
(1) Shares of common stock shown as owned by First Reserve are owned of record by American Oil & Gas Investors, Limited Partnership, AmGO II, Limited Partnership, First Reserve Fund V, Limited Partnership, First Reserve Fund V-2, Limited Partnership, First Reserve Fund VI, Limited Partnership and First Reserve Fund VII, Limited. First Reserve is the sole general partner of, and possesses sole voting and investment power for, each of the funds.

(2)    Represents shares issuable upon exercise of warrants.

(3) PPK Group Limited Liability Company is a limited liability company controlled by Mr. Sparks. Mr. Sparks has the sole authority to exercise all rights and remedies of PPK Group and all voting rights of the shares owned by PPK Group.

(4) Mr. Sparks may be deemed to share beneficial ownership of the shares owned of record by PPK Group as a result of his ownership of voting units of PPK Group.

                                  UNDERWRITERS

6.            Underwriters.

              Give the name and complete mailing address of (a) each person who, within three years prior to the date of the filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

              There are no principal underwriters of the securities proposed to be offered in the Exchange Offer. Following are the underwriters identified in Section (a) hereof:

              A. The following were the placement agents in Anker's issuance of $125 million 9 3/4% Senior Notes due 2007:

              Donaldson Lufkin & Jenrette Securities Corporation
              277 Park Avenue
              New York, New York 10172

              Chase Securities Inc.
              270 Park Avenue
              New York, New York 10017

                               CAPITAL SECURITIES

7.            Capitalization.

              (a) Furnish the following information as to each authorized class of securities of the applicant.

                     (i)    Debt securities as of December 15, 1999.

TITLE OF CLASS                                     AMOUNT AUTHORIZED            AMOUNT OUTSTANDING
--------------                                     -----------------            ------------------
9 3/4% Senior Notes due 2007                          $16,495,000                  $16,495,000

14.25% Second Priority Senior Secured
       Notes due 2007 (PIK through
       April 1, 2000)                                $133,993,000*                $106,003,000


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


* Includes (a) $119,200,000 principal amount of notes (the "Initial Notes"); (b) $8,493,000 principal amount of notes to be issued in lieu of the April 1, 2000 cash interest payment on the Initial Notes; and (c) an estimated $6,300,000 principal amount of notes which may be issued at the option of Anker (the "Optional Notes") in order to pay the October 1, 2000 cash interest payment on the Initial Notes. The Optional Notes will be issued in a principal amount sufficientto provide cash proceeds of the lesser of (i) $6,300,000 or (ii) the amount of the interest due on all outstanding 14.25% notes on October 1, 2000; provided that the Optional Notes will be issued at a purchase price equal to 95% of the average of the closing prices of the 14.25% notes for the 20 trading days ending 5 trading days prior to October 1, 2000.

                     (ii)   Equity Securities as of December 15, 1999.

TITLE OF CLASS                                     AMOUNT AUTHORIZED            AMOUNT OUTSTANDING
--------------                                     -----------------            ------------------
Common Stock (1)                                        100,000                         7,108

Class A Preferred Stock                                  10,000                        10,000

Class B Preferred Stock                                  10,000                        10,000

Class C Preferred Stock                                   1,000                           0(2)

Class D Preferred Stock                                   1,000                         1,000

(1) Warrants exercisable for 3,047 shares of common stock are also outstanding. The warrants are exercisable at a price of $.01 per share (subject to adjustment) at any time and from time to time until October 28, 2009.

(2)    All 1,000 shares of Class C Preferred Stock authorized are owned by
       Anker.

              (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

              Holders of common stock are entitled to one vote per share.

              Holders of Class A preferred stock are generally not entitled to voting rights, but Anker may not take any of the following actions without the affirmative vote of at least 50% of the Class A preferred stock outstanding: (1) amend, alter or repeal any provision of its certificate of incorporation or bylaws, or pass any stockholders' resolution, that would adversely affect the preferences, special rights, or powers of the Class A preferred stock; (2) increase or decrease, other than by redemption or conversion, the total number of authorized shares of Class A preferred stock; or (3) issue any capital stock that ranks senior to, or on parity with, the Class A preferred stock with respect to the payment of dividends or the right to receive distributions upon liquidation.

              Holders of Class B preferred stock are generally not entitled to voting rights, but Anker may not take any of the following actions without the affirmative vote of at least 50% of the Class B preferred stock outstanding: (1) amend, alter or repeal any provision of its certificate of incorporation or bylaws, or pass any stockholders' resolution, that would adversely affect the preferences, special rights, or powers of the Class B preferred stock; (2) increase or decrease, other than by redemption or conversion, the total number of authorized shares of Class B preferred stock; or (3) issue any capital stock, other than Class A preferred stock, Class C preferred stock or Class D preferred stock, that ranks senior to, or on parity with, the Class B preferred stock with respect to the payment of dividends or the right to receive distributions upon liquidation.

              Holders of Class C preferred stock and Class D preferred stock are not entitled to voting rights, except as required by applicable law.

                              INDENTURE SECURITIES

8.            Analysis of Indenture Provisions.

              Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.

              The "Indenture" refers to an Indenture dated as of October 1, 1999 between Anker Coal Group, Inc., the Guarantors listed on Schedule A thereto and The Bank of New York, as Trustee. Definitions of capitalized terms used herein but not defined herein have the meanings ascribed to them in the Offering Memorandum.

              (A)    EVENTS OF DEFAULT

              The Indenture provides that each of the following is an "Event of Default":

                     - failure to pay interest or Liquidated Damages on the notes within 30 days after the date due;

                     - failure to pay principal or premium, if any, on the notes when due;

                     - failure to comply with the mandatory redemption requirements applicable to Asset Sales and Changes of Control, as described above;

                     - failure to comply with any other provision of the notes or the Indenture unless cured within 60 days after written notice by the Trustee or by the holders of at least 25% of notes then outstanding;

                     - failure to comply with any provision of the documents creating the liens that secure the notes unless cured within 30 days after written notice by the Trustee or by the holders of at least 25% of notes then outstanding;


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


                     - a payment default in connection with Indebtedness of $5.0 million or more, or any other kind of default that results in the acceleration of Indebtedness of $5.0 million or more;

                     - failure to pay within 60 days final judgments that exceed applicable insurance coverage by more than $5.0 million unless those judgments have been discharged or stayed within that 60-day period;

                     - if the guarantee of the notes by any significant subsidiary becomes, or is claimed by the subsidiary to be, invalid or unenforceable;

                     - various events of bankruptcy or insolvency with respect to Anker or any of Anker's significant subsidiaries; and

                     - Anker or any of its subsidiaries initiates any suit or proceeding challenging the legality, validity, or enforceability of the notes, the Indenture or the liens that secure the notes.

              The holders of a majority in amount of the notes may waive any existing default or Event of Default and its consequences under the Indenture, except a continuing payment default. Payment defaults can only be waived by individual holders; waiver by a majority of the holders is not effective to bind those who do not consent.

              If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding notes may declare all of the notes to be due and payable immediately. If the Event of Default relates to bankruptcy of Anker or a significant subsidiary, the notes automatically become due and payable immediately without any action by the Trustee or the holders.

              In addition to calling the notes, the Trustee may take the following enforcement actions as a result of an Event of Default:

                     - sue Anker and the subsidiaries that have guaranteed the notes to collect and otherwise enforce the terms of the notes;

                     - except as limited by the intercreditor agreement, foreclose upon the collateral that secures the notes or seek appointment of a receiver for the collateral or any other assets of Anker and the subsidiaries that have guaranteed the notes; or

                     - pursue any other remedy that is available under the Indenture or applicable law.

              No holder of a note can act to enforce the Indenture unless the following requirements are met:

                     - the holder has notified the Trustee of a continuing Event of Default;

                     - the holders of at least 25% in amount of the notes have requested the Trustee to take enforcement action and offered to indemnify the Trustee in connection with that action;

                     - holders of a majority in amount of the notes have not instructed the Trustee not to take enforcement action; and

                     - the Trustee has failed to take enforcement action within 60 days.

However, the above limitations do not apply to a suit instituted by a holder of a note to collect unpaid amounts due under the holder's notes.

              Holders of a majority in amount of the notes may direct the Trustee in its exercise of any trust or power under the Indenture, but the Trustee can refuse to follow those directions if they would conflict with law or the Indenture, injure other holders or expose the Trustee to personal liability. The Trustee may withhold from noteholders notice of any continuing default or Event of Default, except a default or Event of Default relating to the payment of principal or interest, if it determines that withholding notice is in their interest.

              (B)    AUTHENTICATION AND DELIVERY

              The notes shall be executed on behalf of Anker by Anker's Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Treasurer, Assistant Treasurer, Secretary, Assistant Secretary or any Vice-President, which signature shall be attested to by the Secretary or Assistant Secretary of Anker. Upon a written order of Anker signed by two of the aforementioned officers, the Trustee shall authenticate and deliver the notes.

              (C)    RELEASE OF PROPERTY SUBJECT TO LIEN

              RELEASES OF COLLATERAL. Anker may obtain the release of collateral from the liens of the notes either by substituting cash or other property worth at least as much as the collateral to be released or by complying with procedures to demonstrate that Anker is receiving the fair value of the collateral at issue and the noteholders will not be harmed by the release.

              Release by Substitution of Property. In order to substitute property for collateral to be released from the liens of the notes, Anker must provide evidence to the Trustee of the fair value of the property to be released and the fair value of the substitute property. If the fair value of the collateral being released or substituted is at least equal to the greater of $25,000 or 1% of the outstanding notes, or if the fair value of all collateral released through substitution of property during the then current calendar year is at least 10% of the outstanding notes, the fair values must be certified by an engineer, appraiser or other expert who is not employed by or affiliated with Anker or its subsidiaries. Otherwise, the fair values can be established by Anker's qualified personnel. In addition, Anker must deliver to the Trustee officers' certificates, corporate resolutions, opinions of counsel and any documents necessary to create the lien on the substitute collateral.

              Release by Substitution of Cash. Anker is not permitted to substitute cash for collateral unless its senior secured credit facilities have been paid off and terminated. At that point, Anker can

                     - obtain a release of all the collateral, other than cash, by depositing with the Trustee an amount sufficient to pay all obligations under the Indenture;

                     - obtain a release of particular items of collateral by depositing with the Trustee an amount at least equal to the fair value of the collateral to be released;

                     - obtain a release of particular items of collateral being sold for cash equal to their fair value if all net proceeds of the sale are deposited with the Trustee to replace the property being sold.

              Cash deposited as collateral is to be held by the Trustee in a segregated account. As long as Anker and its subsidiaries are not in default under the Indenture, they can select from among permissible investments of cash deposited as collateral and are entitled to receive interest earned on investments of that cash. Anker and its subsidiaries can substitute cash or cash equivalents for other forms of cash collateral.

              Release of Collateral Without Substitution. Anker can sell, exchange or otherwise dispose of collateral, and the Trustee must release its liens upon the collateral being sold, as long as Anker delivers the following documents to the Trustee and, if applicable, complies with certain mandatory redemption requirements.

                     - If the property to be released has a book value in excess of the greater of $25,000 and 1% of the outstanding notes, a board resolution requesting the release;

                     - An officers' certificate identifying the property to be released, specifying its fair value, describing the terms of the proposed transaction and stating that the transaction and release comply with the terms of the Indenture;

                     - If the total fair value of all the property plus all other collateral except inventory and accounts receivable released from the liens of the notes in the current calendar year is at least 10% of the amount of the outstanding notes, and the value of the property to be released is at least equal to the greater of $25,000 and 1% of the outstanding notes, Anker must provide a certificate from an engineer, appraiser or other expert who is not employed by or affiliated with Anker or its subsidiaries specifying the fair value of the property and stating that the proposed release will not impair the liens of the notes on the remaining collateral;

                     - If the book value of the collateral that is the subject of the release is more than the greater of $25,000 and 1% of the outstanding notes, a legal opinion that the release complies with the terms of the Indenture and that the Trustee will have a valid lien on any substitute collateral.

              (D)    SATISFACTION AND DISCHARGE


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


              At any time while the notes are outstanding, Anker may be relieved of almost all of its obligations under the Indenture or obtain a more limited release from some covenants by delivering cash to the Trustee and complying with other procedures.

              The broader release, which is referred to in the Indenture as "Legal Defeasance," would leave Anker with only those obligations relating to the issuance and replacement of notes, administration of payments and cooperation with, and payment of the fees and expenses of, the Trustee. The narrower release, which is referred to as "Covenant Defeasance," would relieve Anker of its reporting and certification obligations, the financial covenants and restrictions on operations and transactions, but it would leave Anker subject to the other provisions of the Indenture.

              In order to exercise either Legal Defeasance or Covenant Defeasance, Anker must comply with all of the following requirements:

              (1) Anker must deposit with the Trustee enough cash to pay when due all amounts required to be paid under notes and the Indenture;

              (2) Depending on whether Anker is seeking Legal Defeasance or Covenant Defeasance, Anker must deliver to the Trustee one of the following tax opinions:

                     - in order to get the narrower release from specified covenants, Anker must deliver a legal opinion confirming that the deposit of funds with the Trustee and the related release of Anker's obligations will not be a taxable event for the note holders; or

                     - in order to get the broader release from the requirements of the Indenture, Anker must deliver a legal opinion stating that the lack of tax consequences for noteholders has been confirmed by the Internal Revenue Service or is the result of a change in applicable law since October 1, 1999;

              (3) Anker and its subsidiaries that have guaranteed the notes cannot be in default under the notes or the Indenture when Anker makes the cash deposit;

              (4) The deposit of funds and Anker's release from obligations under the Indenture cannot be a violation of any of its material contracts or those of any of its subsidiaries;

              (5) In addition to the tax opinion referred to above, Anker must deliver to the Trustee a legal opinion to the effect that

                     - after the 91st day following the deposit, the funds deposited with the Trustee will not be subject to recovery in a bankruptcy or similar proceeding of Anker or any of its subsidiaries that have guaranteed the notes; and

                     - all of the requirements for Legal Defeasance or Covenant Defeasance, whichever is applicable, have been satisfied;

              (6) Anker must deliver to the Trustee an officers' certificate stating that

                     - the deposit of funds was not made with the intent of preferring the noteholders over the other creditors or with the intent of defeating, hindering, delaying or defrauding creditors;

                     - all of the requirements for Legal Defeasance or the Covenant Defeasance, whichever is applicable, have been satisfied.

              (E)    EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

              Anker and the Guarantors will deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of Anker and its subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether Anker or the Guarantor, as the case may be, has kept, observed, performed and fulfilled its obligations under the Indenture and the Subsidiary Guarantees, respectively, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge Anker or such Guarantor, as the case may be, is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action Anker or such Guarantor, as the case may be, is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payment on account of the principal of or interest, if any, on the notes is prohibited or if such event has occurred, a description of the event and what action Anker or such Guarantor, as the case may be, is taking or proposes to take with respect thereto.

9.            Other Obligors.

              Give the name and complete mailing address of any person, other than the applicant, who is an obligor under the Indenture Securities.

                                                           ADDRESS INCLUDING ZIP CODE, AND
                                                        TELEPHONE NUMBER INCLUDING AREA CODE,
          EXACT NAME OF GUARANTOR                                   OF GUARANTOR'S
        AS SPECIFIED IN ITS CHARTER                          PRINCIPAL EXECUTIVE OFFICES
Anker Energy Corporation                                   2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Anker Group, Inc.                                          2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

                                                           ADDRESS INCLUDING ZIP CODE, AND
                                                        TELEPHONE NUMBER INCLUDING AREA CODE,
          EXACT NAME OF GUARANTOR                                   OF GUARANTOR'S
        AS SPECIFIED IN ITS CHARTER                          PRINCIPAL EXECUTIVE OFFICES
Anker Power Services, Inc.                                 2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Anker Virginia Mining Company, Inc.                        2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Anker West Virginia Mining Company, Inc.                   2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Bronco Mining Company, Inc.                                2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Hawthorne Coal Company, Inc.                               2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Heather Glen Resources, Inc.                               2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Juliana Mining Company, Inc.                               2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

King Knob Coal Co., Inc.                                   2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Marine Coal Sales Company                                  645 West Carmel Drive
                                                           Carmel, Indiana  46032
                                                           (317) 844-6628

Melrose Coal Company, Inc.                                 2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

                                                           ADDRESS INCLUDING ZIP CODE, AND
                                                        TELEPHONE NUMBER INCLUDING AREA CODE,
          EXACT NAME OF GUARANTOR                                   OF GUARANTOR'S
        AS SPECIFIED IN ITS CHARTER                          PRINCIPAL EXECUTIVE OFFICES
New Allegheny Land Holding Company, Inc.                   2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Patriot Mining Company, Inc.                               2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Simba Group, Inc.                                          2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Upshur Property, Inc.                                      2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Vantrans, Inc.                                             2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

Vindex Energy Corporation                                  2708 Cranberry Square
                                                           Morgantown, West Virginia 26508
                                                           (304) 594-1616

                    CONTENTS OF APPLICATION FOR QUALIFICATION

              (a)    Pages numbered one to 16, consecutively.

              (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1 hereby incorporated by reference to Exhibit 99 hereto).

              (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

              (i) Exhibit T3A -- Amended and Restated Certificate of Incorporation of Anker Coal Group, Inc. (incorporated by reference from Anker Coal Group's Form S-4/A (File No. 333-396457) filed with the Commission on February 10, 1998)

              (ii) Exhibit T3B -- First Restated and Amended Bylaws of Anker Coal Group, Inc. (incorporated by reference from Anker Coal Group's Form S-4/A (File No. 333-396457) filed with the Commission on February 10, 1998)

              (iii) Exhibit T3C -- Indenture, dated as of October 1, 1999, among Anker Coal Group, Inc., the guarantors listed on Schedule A thereto and The Bank of New York, as Trustee (incorporated by reference from Anker Coal Group's Form S-4 (File No. 333-92067) filed with the Commission on December 3, 1999).

              (iv)   Exhibit T3D -- Not applicable.

              (v) Exhibit T3E.1 -- Form of Offering Circular, subject to completion, dated as of December __, 1999.

              (vi) Exhibit T3E.2 -- Form of Letter of Transmittal, dated as of December __, 1999.

              (vii) Exhibit T3E.3 -- Form of Notice of Guaranteed delivery, dated as of December __, 1999.

              (viii) Exhibit T3F -- Cross-Reference Sheet

              (ix) Exhibit 99 -- Form T-1 Statement of Eligibility of The Bank of New York under the First Indenture Act of 1939 with respect to the New Notes (incorporated by reference from Anker Coal Group's Form S-4 (File No. 333-92067) filed with the Commission on December 3, 1999).

              (ix) Exhibit 99 -- Form T-1 Statement of Eligibility of The Bank of New York under the First Indenture Act of 1939 with respect to the New Notes (incorporated by reference from Anker Coal Group's Form S-4 (File No. 333-92067) filed with the Commission on December 3, 1999).

                                    SIGNATURE

              Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Anker Coal Group, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunder affixed and attested, all in the City of Morgantown, and State of West Virginia, on the 22nd day of December, 1999.

(SEAL)                                           ANKER COAL GROUP, INC.

                                                 By:  /s/ P. Bruce Sparks
                                                     ---------------------------
                                                         P. Bruce Sparks
                                                         President

Attest:       By:  /s/ B. Judd Hartman
                  ---------------------------
                      B. Judd Hartman
                      Secretary








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